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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CET SERVICES, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12518010

(CUSIP Number)

ROSS C GORDON
234 MICHELLE LANE
ALAMO, CA 94507

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

NOV 3, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control Number.

CUSIP No. 12518010

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). N.A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N.A
	(b)	N.A

3.	SEC Use Only

4.	Source of Funds (See Instructions) P F

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N.A

6.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 395,400

		8.	Shared Voting Power

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 395,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.4

14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

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Item 7. Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOV 3, 2003

Date

/s/ Ross C Gordon

Signature

ROSS C GORDON, INVESTOR

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive office or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CET Services

Filing of 13-d addendum by Ross C. Gordon (individual investor)

CUSIP ID	12518010

Item 1.	The class of securities to which this statement relates to is the common stock of CET Services, Inc. (the issuer).

Item 2.	Identity and Background. This form is filed on behalf of Ross C. Gordon (an individual investor) through his family trust account and IRA account.

a.	Ross C. Gordon
b.	234 Michelle Lane, Alamo, Ca. 94507
c.	Retired
d.	None
e.	None
f.	California, USA

Item 3.	Source of Funds: Personal funds (no borrowing or loans)

Item 4.	Purpose of Transaction. Report common stock purchased in open market Transactions.

Item 5.
a.	Aggregate number of shares owned after recent purchase: 395,400
Percentage of the class: 6.87%
No other persons are to be considered.
b.	395,400
c.	Transaction: Purchase additional shares 57,500 during the periods Sept 19-29, 2003. Price per share $.40. Purchased from the American Stock Exchange.

d.	NA.

d.	NA

Item 6.	Contracts, etc. NA

Item 7.	Material to be filed. NA.

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